FINANCIAL STATEMENTS

Independent Auditors’ Report

Board of Directors

Probe Manufacturing Industries, Inc.

Costa Mesa, California

We have audited the accompanying balance sheet of Probe Manufacturing, Inc. as of December 31, 2004, and the related statements of operations, stockholders’ deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Probe Manufacturing Industries, Inc., as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements for the year ended December 31, 2003, were audited by other accountants, whose report dated September 30, 2004 on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company’s ability to continue as a going concern..

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and its difficulties in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jaspers + Hall, PC

Denver, Colorado

May 25, 2005

PROBE MANUFACTURING INC.

BALANCE SHEET

For Period ending December 31, 2004 and 2003

ASSETS	2004	2003

Current Assets:
Cash	$ 40,402	$ -
Accounts receivable - trade - net	501,433	1,133,554
Inventory	692,815	363,594
Prepaid expenses	60,060	-
Total Current Assets	1,294,710	1,497,148

Property and equipment - net	678,230	905,371

Deposits	10,000	14,997

TOTAL ASSETS	$ 1,982,940	$ 2,417,516

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Bank overdraft	$ 100,567	$ 151,802
Accounts payable - trade	682,564	1,673,468
Accrued expenses	270,981	924,155
Line of credit borrowings	140,063	1,169,052
Notes payable	531,000	-
Current portion of capital lease obligations	133,845	471,031
Total Current Liabilities	1,859,020	4,389,508

Long-Term Debt:
Other long-term debt	221,900	-
Capital lease obligations - net of current portion	914,458	656,844
Total Long-Term Debt	1,136,358	656,844

TOTAL LIABILITIES	2,995,378	5,046,352

Stockholders' Deficit:
Preferred A stock, $1000.00 par value; 440 shares
authorized; 440 shares issued and outstanding	440,000	-
Preferred B stock, $100.00 par value; 20,000 shares
authorized; 1,250 shares issued and outstanding	1,250,000	-
Common stock, $.001 par value; 10,000 shares
authorized; 2,613,125 shares issued and outstanding	2,613	10
Additional paid-in capital	2,034,981	1,192,596
Accumulated deficit	(4,740,032)	(3,821,442)
Total Stockholders' Deficit	(1,012,438)	(2,628,836)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,982,940	$ 2,417,516

PROBE MANUFACTURING INC.

INCOME STATEMENT

For Period ending December 31, 2004 and 2003

	2004	2003

SALES	$6,204,957	$ 6,455,728

COST OF GOODS SOLD	4,988,538	5,085,672

GROSS PROFIT	1,216,419	1,370,056

GENERAL AND ADMINISTRATIVE	1,964,325	2,078,109

NET LOSS FROM OPERATIONS	(747,906)	(708,053)

OTHER INCOME/(EXPENSES):
Other income	275,228	-
Interest expense	(445,112)	(535,908)

NET LOSS BEFORE INCOME TAXES	(917,790)	(1,243,961)

INCOME TAXES	(800)	(800)

NET LOSS	$ (918,590)	$(1,244,761)

Per Share Information:
Weighted average number
of common shares outstanding	226,785	10,000

Net Loss per common share	$ (4.05)	$ (124.48)

PROBE MANUFACTURING INC.

STATEMENT OF SHAREHOLDERS EQUITY

For Period ending December 31, 2004 and 2003

	Preferred Stock A		Preferred Stock B		Common Stock		Paid-In	to Related	Accumulated	Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Parties	(Deficit)	Totals

Balance, December 31, 2002	-	-	-	-	10,000	10	1,308,528	(130,166)	(2,576,681)	(1,398,309)

Advances to related parties	-	-	-	-	-	-	-	130,166	-	130,166
Distributions	-	-	-	-	-	-	(115,932)	-	-	(115,932)
Net loss	-	-	-	-	-	-	-	-	(1,244,761)	(1,244,761)
Balance, December 31, 2003	-	-	-	-	10,000	10	1,192,596	-	(3,821,442)	(2,628,836)

Stock issued in lieu of debt	-	-	-	-	564,000	564	563,436	-	-	564,000
Stock issued for cash	-	-	-	-	176,000	176	90,312	-	-	90,488
Common shares converted to preferred	200	200,000	-	-	-	-	(200,000)	-	-	-
Shares issued for cash	-	-	-	-	1,506,250	1,506	1,203,494	-	-	1,205,000
Shares issued for cash	-	-	-	-	250,000	250	549,750	-	-	550,000
Note converted to preferred shares	200	200,000	-	-	-	-	(200,000)	-	-	-
Shares issued for services	-	-	-	-	106,875	107	85,393	-	-	85,500
Common shares converted to preferred	-	-	900	900,000	-	-	(900,000)	-	-	-
Common shares converted to preferred	-	-	350	350,000	-	-	(350,000)	-	-	-
Shares issued for cash	40	40,000	-	-	-	-	-	-	-	40,000
Net loss	-	-	-	-	-	-	-	-	(918,590)	(918,590)
Balance, December 31, 2004	440	$ 440,000	1,250	$1,250,000	2,613,125	$ 2,613	$2,034,981	$ -	$ (4,740,032)	$ (1,012,438)

PROBE MANUFACTURING INC.

STATEMENT OF CASH FLOWS

For Period ending December 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:
Net Loss	$ (918,590)	$(1,244,761)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	241,086	299,691
Net bad debt recoveries	-	182,690
Debt forgiveness	(275,228)	-
Stock issued for services	85,500	-
Stock issued for debt	564,183	-
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	632,121	27,455
(Increase) decrease in inventory	(329,221)	(118,386)
(Increase) decrease in prepaid expenses	(60,060)	-
(Increase) decrease in deposits	4,997	23,722
(Decrease) increase in accounts payable	(990,904)	(78,931)
Other (Decrease) increase in accrued expenses	(156,046)	602,323
Net Cash Used In Operating Activities	(1,202,162)	(306,197)

Cash Flows from Investing Activities
Purchase of property and equipment	(13,945)	(63,637)
Advances from related parties	-	130,166
Cash Flows Used In Investing Activities	(13,945)	66,529

Cash Flows from Financing Activities
Bank overdraft	(51,235)	151,802
Borrowings under line of credit, net	(1,028,990)	169,083
Distributions	-	(115,932)
Prinicipal payments on capital lease obligations	(79,572)	(91,344)
Proceeds from sale of stock	1,885,306	-
Proceeds from notes payable	531,000	-
Cash Flows Provided By Financing Activities	1,256,509	113,609

Net (Decrease) Increase in Cash and Cash Equivalents	40,402	(126,059)

Cash and Cash Equivalents at Beginning of Period	-	126,059

Cash and Cash Equivalents at End of Period	$ 40,402	$ -

Supplemental Information:
Interest Paid	$ 120,975	$ 276,256
Income Taxes Paid	$ 800	$ 800

PROBE MANUFACTURING, INC.

Notes to Financial Statements

Year Ended December 31, 2004

Notes 1- GENERAL

The Company

Probe Manufacturing Industries, Inc. was incorporated on July 7, 1995. On April 21, 2005, the Company was incorporated from California to Nevada whereby, it changed its name to Probe Manufacturing, Inc.  Probe Manufacturing , Inc. (the “Company” or “Probe”) is a leading provider of advanced electronics manufacturing services, or EMS, to original equipment manufacturers, or OEMs, primarily in the industrial and instrumentation, communication, semiconductor, automotive, medical, and military segments. This would include globally integrated end to end manufacturing solutions ranging from engineering printed circuit card assembly, cable assembly, enclosures, complete system integration and test, as well as global order fulfillment.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business.  The Company incurred a net loss of  $918,590 for the year ended December 31, 2004 and has a working capital deficit of approximately $564,310 at December 31, 2004. The ability of the Company to operate a going concern is dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) cut operating costs such that the Company can operate until such time that it resumes generating positive cash flow from operations.

Management is taking following steps to address this situation: (a) reducing operating costs, thus reducing the break even revenue level; (b) negotiating to replace the line of credits with an agreement more attractive terms and expand borrowing capacity.

 The future success of the Company is likely dependent on its ability to attain additional capital to support growth and ultimately, upon its ability to attain future profitable operations.  There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.  The successful outcome of these or any future activities cannot be determined at this time and there is no assurance that if achieved, the Company will have sufficient funds to execute their business plans or generate positive operating results. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents

The Company maintains the majority of its cash accounts at a commercial bank. The total cash balance is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000 per commercial bank. As of December 31, 2004, the Company had zero amounts in excess of the FDIC insured limits. For purposes of the statement of cash flows, the Company considers all cash and highly liquid investments with initial maturities of three months or less to be cash equivalents.

PROBE MANUFACTURING, INC.

Notes to Financial Statements

Table of Contents

  Year Ended December 31, 2004
  Estimates
  Property and Equipment
    Year Ended December 31, 2004
  Revenue Recognition
    Fair Value of Financial Instruments
      Federal Income Taxes
    Year Ended December 31, 2004
    Year Ended December 31, 2004
    NOTE 6 - CAPITAL LEASE OBLIGATIONS
    The following is an analysis of the equipment under capital leases as of December 31, 2004,
    Year Ended December 31, 2004
    NOTE 7 – NOTES PAYABLE
    NOTE 8 – COMMITMENTS AND CONTIGENCIES
    Operating Rental Leases
    The Company leases its office and warehouse facilities in Costa Mesa, California from stockholders under an operating lease that requires minimum monthly payments of $19,790.40.   The lease requires the Company to pay property taxes and maintenance, and expires in May 2022.   For the year ended December 31, 2004, building rent expense was $242,244.
    NOTE 10 – RETIREMENT PLAN

Year Ended December 31, 2004

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates may be materially different from actual financial results. Significant estimates include the recoverability of long-lived assets and the collectibility of accounts receivable.

Accounts Receivable

The Company grants credit to customers within the United States of America and does not require collateral. The Company’s ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by the Company.

Reserves for un-collectable amounts are provided, based on past experience and a specific analysis of the accounts, which management believes are sufficient. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts. As of December 31, 2004, the Company has a reserve of $97,569.

Six (6) customers accounted for approximately 88% of accounts receivable at December 31, 2004 and 92% of the net sales for the year ended December 31, 2004. The Company’s trade accounts primarily represent unsecured receivables.  Historically, the Company’s bad debt write-offs related to these trade accounts have been insignificant.

Property and Equipment

Property and equipment, including renewals and betterments, are stated at cost. Assets held under capital leases are recorded at lease inception at the lower of the present value of the minimum lease payments or the fair market value of the related assets.  The Company follows the practice of capitalizing property and equipment purchased over $1,250.  The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized.  Depreciation and amortization are computed on the straight-line method over the following estimated useful lives of the related assets, which range from three to ten years, and are as follows:

Furniture and Fixtures	3 to 7 years
Equipment	7 to 10 years
Vehicles	5 years
Leasehold improvements	20 years

PROBE MANUFACTURING, INC.

Notes to Financial Statements

Year Ended December 31, 2004

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Long –Lived Assets

The Company’s management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long lived asset impairment, if any, is measured based on fair value and is charged to operations in the period in which long lived assets impairment is determined by management. At December 31, 2004, the Company’s management believes there is no impairment of its long-lived assets. There can be no assurance however, that market conditions will not change or demand for the Company’s services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

Revenue from product and services are recognized at the time goods are shipped or services are provided to the customer, with an appropriate provision for returns and allowances.

Fair Value of Financial Instruments

The carrying amount of accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Other Comprehensive Income

The Company has no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Federal Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes.  Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.  During the year ended December 31, 2004, the Company changed from a “S” corporation to a “C” corporation.

Segment Information

The Corporation operates primarily in a single operating segment, providing printed circuit boards and electronic assemblies.

PROBE MANUFACTURING, INC.

Notes to Financial Statements

Year Ended December 31, 2004

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Stock Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123’) allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), but requires pro forma disclosures of net loss and loss per share as if the fair-valued-based method of accounting had been applied.  In accordance with SFAS 123, the Company elected to continue to measure compensation cost under APB No. 25, and comply with the pro forma disclosure requirements.

The Company has adopted for footnote disclosure purposes SFAS No. 123, which requires that companies disclose the cost of stock-based employee compensation at the grant date based on the value of the award (the fair value method) and disclose this cost over the service period.  The value of the stock-based award is determined using a pricing model whereby compensation cost is the excess of the fair value of the award as determined by the model at grant date or other measurement date over the amount an employee must pay to acquire the stock.

Transactions in which goods or services are received from non-employees for the issuance of equity securities or stock-based awards are accounted for based on the fair value of the consideration received.  Stock amounts of $5,500 were valued for services during the year ended December 31, 2004.

NOTE 3 - INVENTORY

Inventories at December 31, 2004 by major classification, were comprised of the following:

Parts	$885,369
Work in progress	143,662
Finished goods	11,078
Total	1,040,109
Less reserve for potentially excess or obsolete inventories	(347,294)
Inventory- net	$629,815

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment were comprised of the following at December 31, 2004:

Furniture and Fixtures	$ 253,512
Equipment	2,944,742
Vehicles	44,708
Leasehold improvements	3,406,116
Total	3,406,116
Less accumulated depreciation and amortization	(2,272,886)
Total	$678,230

PROBE MANUFACTURING, INC.

Notes to Financial Statements

Year Ended December 31, 2004

NOTE 5 – LINE OF CREDIT

The Company had a revolving line of credit (the “Line”) with a financial institution, which allowed them to borrow a maximum of $1,100,000 based on 80% of eligible accounts receivable, as defined.  Borrowings under the Line, bore interest at prime (4.25% plus 10.5% per annum) were secured by substantially all of the Company’s assets and are personally guaranteed by the stockholders.  In March 2004 the Line was restructured into a term loan in the amount of $500,000. Terms of the Note were: (1) monthly installment payments of $5,000, (2) interest at the rate of 4% plus the prime rate by the agent  (3) secured by accounts receivable (4) with a discount provision of $200,000 after timely payments of the first $300,000.  In December 2004, the note was restructured into a new line of credit and discounted by $200,000. This new line of credit allows the Company to borrow a maximum of $140,000 based on 80% of eligible accounts receivables, payable in monthly installments of  $5,000 plus interest at the rate of 4% plus the prime lending rate.  As of December 31, 2004, the Company had borrowed $140,063.

NOTE 6 - CAPITAL LEASE OBLIGATIONS

The Company is a lessee of certain equipment under capital leases that expire on various dates through April 2008.  Terms of the lease call for monthly payments ranging from $314 to $9,163, at implicit rates of interest ranging from 8.6% to 25.0% per annum (the incremental borrowing rate).  The assets and liabilities under capital leases are recorded at lease inception at the lower of the present value of the minimum lease payments or the fair market value of the related assets.  The assets are depreciated over their estimated useful lives.

Minimum future lease payments under current lease agreements at December 31, 2004 are as follows:

2005	$ 133,845
2006	121,962
2007	870,859
2008	5,500
Total minimum lease payments	1,132,166
Less amount representing interest	(83,863)
Present value of net minimum lease payments	1,048,303
Less current portion	(133,845)
Long-term portion	$ 914,458

The following is an analysis of the equipment under capital leases as of December 31, 2004,

Which is included in property and equipment:

Equipment	$1,797,958
Less accumulated depreciation	(1,448,230)
Net	$349,728

PROBE MANUFACTURING, INC.

Notes to Financial Statements

Year Ended December 31, 2004

NOTE 7 – NOTES PAYABLE

Notes Payable consist of the following at December 31, 2004:

Note payable, secured by deed of trust, 14%interest, due in January 2005 to wife of shareholder of the Company	$50,000
Note payable, 12% interest, due in January 2005 to Efund Capital	25,000
Note payable, secured by deed of trust, 12% interest, due on September 2005 to Ashford Capital Transition Fund	456,000
Total notes payable	$531,000

Accrued interest on related party notes payable, included in accrued expenses as of December 31, 2004, was $5,000.

Other Long-Term Debt

Other long-term debt consist of settlements reached with (6) various vendors ranging from $1,400 to $120,000 with payment terms from two to five years in the total amount of $221,990.   Monthly installment payments to these vendors range from $70 to $2,500.

NOTE 8 – COMMITMENTS AND CONTIGENCIES

Operating Rental Leases

The Company leases its office and warehouse facilities in Costa Mesa, California from stockholders under an operating lease that requires minimum monthly payments of $19,790.40.  The lease requires the Company to pay property taxes and maintenance, and expires in May 2022.  For the year ended December 31, 2004, building rent expense was $242,244.

Future minimum rental payments under the non-cancelable related party operating lease are as follows:

2005	$237,484.80
2006	$237,484.80
2007	$237,484.80
2008	$237,484.80
2009	$237,484.80
Remaining	2,948,769.60
$4,136,193.60

PROBE MANUFACTURING, INC.

Notes to Financial Statements

Year Ended December 31, 2004

NOTE 8 – COMMITMENTS AND CONTIGENCIES -  (Continued)

Litigation

The Company may be involved from time to time in various claims, lawsuits, disputes with third parties, action involving allegations or discrimination or breach of contract actions incidental in the normal operations of the business.  The Company is currently not involved in any such litigation which management believes could have a material adverse effect on its financial position

NOTE 9 – CAPITAL STOCK TRANSACTIONS

On May 20th, 2004, the Company’s Board of Directors and shareholders approved the following capital stock transactions:

(1)

an amendment to the Articles of Incorporation of the Company, increasing the number of authorized shares to 110,000,000, 100,000,000 shares of which will be common stock  and 10,000,000  shares of which shall be preferred stock.

(2)

an amendment to the Articles of Incorporation of the Company authorizing a new series of Preferred stock, which shall be designated as Series A, and shall consist of 440 shares.

On December 31, 2004, the Company’s Board of Directors and shareholders approved the following capital stock transactions:

(3)

an amendment to the Articles of Incorporation of the Company authorizing a new series of Preferred stock, which shall be designated as Series B, and shall consist of 20,000 shares.

On April 21, 2005, the Company’s Board of Directors and shareholders approved the following capital stock transactions:

(4)

The Company re-domiciled in the state of Nevada, where by increasing the number of authorized common shares to 200,000,000 and designating a par value of $.001 per share.

All share and per share amounts in the accompanying financial statements of the Company and notes thereto have been retroactively adjusted to give effect to the stock splits.

NOTE 10 – RETIREMENT PLAN

The Company has a 401(k) profit sharing plan (the “Plan”) in which all eligible employees, as defined, can elect to participate.  Employees can contribute up to 15 percent of their earning, up to allowable IRS limits, each year.  Employer contributions to the Plan are at the discretion of the Company and vest over a six-year period.  During the year ended December 31, 2004, the Company did not make any contributions to the Plan.

PROBE MANUFACTURING, INC.

Notes to Financial Statements

Year Ended December 31, 2004

NOTE 11 – NEW ACCOUNTING PRONOUNCEMENTS

In February 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS No. 150”).  The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities.  The Company has not issued any financial instruments with such characteristics.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN No. 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.  FIN No. 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003.  Companies are required to apply FIN No. 46R to variable interests in variable interest entities (“VIEs”) created after December 31, 2003.  For variable interest in VIEs created before January 1, 2004, the Interpretation is applied beginning January 1, 2005.

For any Vies that must be consolidated under FIN No. 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially are measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.  If determining the carrying amounts is not practicable, fair value at the date FIN No. 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.  The Company does not have any interest in any VIE.

In December 2004, the FASB issued SFAS No 123(R)(revised 2004), Share-Based Payment” which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods after June 15, 2005.  The new standard will require entities to expense employee stock options and other share-based payments.  The new standard may be adopted in one of three ways – the modified prospective transition method, a variation of the modified prospective transition method or the modified retrospective transition method.  The Company is evaluation how it will adopt the standard and evaluating the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations.

PROBE MANUFACTURING, INC.

Notes to Financial Statements

Year Ended December 31, 2004

NOTE 11 – NEW ACCOUNTING PRONOUNCEMENTS - Continued

In November 2004, the FASB issued SFAS No 151, Inventory Costs, an amendment of ARB No. 43, Chapter.  This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage).  Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “. under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges.”  SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.”  In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued.  The adoption of SFGAS No. 151 is not expected to have a material impact on the Company’s financial position and results of operations.

In December 2004, the FASB issued SFAS No.153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29.  The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS No. 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005.  The adoption of SFAS No. 153 is not expected to have a material impact on the Company’s financial position and results of operations.